

February 22, 2017

<u>Via E-mail</u>
Vincent A. Forlenza
Chairman, Chief Executive Officer and President
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, New Jersey 07417-1880

> **Re:** **Becton, Dickinson and Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 23, 2016**
> **File No. 1-04802**

Dear Mr. Forlenza:

We refer you to our comment letter dated January 25, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance